Ernst & Young

Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000 Australia
GPO Box M939 Perth WA 6843

Tel: +61 8 9429 2222
Fax: +61 8 9429 2436
www.ey.com/au

Consent of Ernst & Young

We hereby consent to the incorporation by reference into the registration statement on Form 40-F being filed by B2Gold Corp. with the United States Securities and Exchange Commission of the audited consolidated financial statements of CGA Mining Limited for the fiscal year ended June 30, 2012 which contain references to our name and our report dated September 28, 2012.

Ernst & Young

Ernst & Young

Peter McIver

Peter McIver
Partner
Perth
19 April 2013